                                    FORM 6-K
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 1997

                           TLC The Laser Center, Inc.
                          (Commission File No. 0-29302)

      5600 Explorer Drive, Suite 301, Mississauga, Ontario, Canada L4W 4Y2
   --------------------------------------------------------------------------
                    (Address of principal executive offices)

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]
          Form 20-F           Form 40-F   X
                    -----               -----
     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.]              Yes       No   X
                        -----    -----

EXHIBITS ATTACHED:

1. Annual Report to Shareholders dated August 8, 1997 - mailed to shareholders October 2, 1997
2.   Proxy Statement dated September 26, 1997 - mailed to shareholders
     October 2, 1997
3.   Press Release dated October 14, 1997 announcing quarterly results
4. Annual Information Form filed with the Ontario Securities Commission on October 17, 1997
5.   Quarterly Report for Three Months Ended August 31, 1997.

NOTE: Exhibits 1-4 were previously filed with the Commission by hard copy with Form 6-K filed on October 22, 1997, and are being filed now as a duplicate filing on EDGAR.

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             TLC The Laser Center Inc.


     Date:                                   By: /s/ Elizabeth A. Karmin
          --------------------                  --------------------------------
                                                 Elizabeth A. Karmin,
                                                 Deputy General Counsel